ALLIANCE RESOURCE PARTNERS, L.P.

1717 SOUTH BOULDER AVENUE, SUITE 400

TULSA, OKLAHOMA 74119

January 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attn: Tia L. Jenkins

Re:                             Alliance Resource Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-26823

Ladies and Gentlemen:

Alliance Resource Partners, L.P. (the “Partnership,” “we” or “our”) acknowledges receipt of the letter dated January 13, 2016, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 000-26823, filed with the Commission on February 27, 2015 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to advise the Staff promptly when we will provide the Staff with our responses.  We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses.  We expect to provide our responses to the Comment Letter no later than February 12, 2016.

If you have any questions regarding the foregoing response, please contact the undersigned at (918) 295-7600.

Very truly yours,

ALLIANCE RESOURCE PARTNERS, L.P.

By:	Alliance Resource Management GP, LLC,
its managing general partner

By:	/s/ Brian L. Cantrell
Name:	Brian L. Cantrell
Title:	Senior Vice President and
Chief Financial Officer

cc: Stephen M. Gill

Vinson & Elkins L.L.P.